CITY DEVELOPMENTS LIMITED

城 市 發 展 有 限 公 司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/1334/02/LTR

02034835

8 June 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

02 JUN 12 AM 11:54

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 31 May 2002 with enclosure (Millennium & Copthorne Hotels plc – Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited);

(ii) Announcement dated 5 June 2002 (Republic Hotels & Resorts Limited – Appointment of Independent Financial Adviser); and

(iii) Letter dated 6 June 2002 with enclosure (Republic Hotels & Resorts Limited – Appointment of Independent Financial Adviser).

Regards,

Yours faithfully,

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278
Registered Address: 36 Robinson Road, #04-01 City House, Singapore 068877

82-3672

MASNET No. 17 OF 06.06.2002
Announcement No. 17

CITY DEVELOPMENTS LIMITED

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

6 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

We attach herewith a copy of the announcement in connection with the above subject which was released on 5 June 2002 by Republic Hotels & Resorts Limited, a subsidiary of Millennium & Copthorne Hotels plc which in turn is a subsidiary of the Company.

Rhrldaappt.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong. Company Secretary on 6/06/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Shares**").

The Board of Directors of the Company wishes to announce that it has today appointed ANZ Singapore Limited ("**ANZ**") as financial adviser to advise the independent directors of the Company in connection with the Offer.

A circular containing the recommendation of the independent directors of the Company and the advice of **ANZ** will be posted to shareholders of the Company within 14 days from the date of despatch of the offer document to be issued by HSBC for and on behalf of the Offeror or by the Offeror.

In the meantime, shareholders of the Company are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 5/06/2002 to the SGX

MASNET No. 64 OF 05.06.2002
Announcement No. 64

REPUBLIC HOTELS & RESORTS LIMITED

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Shares**").

The Board of Directors of the Company wishes to announce that it has today appointed ANZ Singapore Limited ("**ANZ**") as financial adviser to advise the independent directors of the Company in connection with the Offer.

A circular containing the recommendation of the independent directors of the Company and the advice of **ANZ** will be posted to shareholders of the Company within 14 days from the date of despatch of the offer document to be issued by HSBC for and on behalf of the Offeror or by the Offeror.

In the meantime, shareholders of the Company are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 5/06/2002 to the SGX

CITY DEVELOPMENTS LIMITED

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc on Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited

31 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited

We attach herewith a copy of the Press Release issued by M&C on 31 May 2002, for your information.

Press Release 31050

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 31/05/2002 to the SGX

MILLENNIUM & COPTHORNE HOTELS

Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited

Background
Millennium & Copthorne Hotels ("the Group") today announces its intention to make a voluntary unconditional cash offer (the "Offer") through a wholly owned subsidiary to acquire all the issued and fully paid ordinary shares in its subsidiary, Republic Hotels and Resorts Limited ("RHR"). The Group already owns approximately 85% of the issued share capital of RHR. RHR owns and operates hotels in Singapore, South Korea, Malaysia, Indonesia and the Philippines and is currently listed on the Singapore Exchange Securities Trading Limited.

Terms & Conditions
The Offer in respect of each RHR share will be Singapore $1.30 cash. This represents a premium of approximately 43% to the last transacted share price of RHR. The total number of RHR shares not already owned by the Group is approximately 75.5 million.

The cost of acquiring the outstanding 15% of RHR under the Offer and at current exchange rates would be approximately £37.6 million. This consideration will be financed by debt.

The Group anticipates that the Offer will close by no later than August 2002. In the event that acceptances are received for not less than 90% of RHR shares (including those already owned by the Group), then the Group will exercise its right under Section 215 of the Companies Act (Singapore), Chapter 50, to compulsorily acquire all those RHR shares not acquired pursuant to the Offer.

Group position
If the Group is able to proceed with the compulsory acquisition, RHR will become its wholly-owned subsidiary and the Group intends to seek a delisting of RHR from the Singapore Exchange Securities Trading Limited. This will give the Group more flexibility and efficiency in managing its resources. It presents an opportunity to further streamline and integrate RHR's operations with those of the Group.

Commenting on the Offer, David Thomas, Finance Director said:

"The Group acquired 68% of the issued share capital of RHR in June 1999 and increased its effective interest by 7% in July 1999 and 10% in April 2000. This move represents a logical strategic step to integrate RHR more fully within the Group."

Enquiries to:
John Wilson 020 7872 2444
Chief Executive, Millennium & Copthorne Hotels plc

David Thomas 020 7872 2444
Finance Director, Millennium & Copthorne Hotels plc

Kate Miller 020 7404 5959
Brunswick Group Limited

Notes to Editors:

MILLENNIUM & COPTHORNE HOTELS

MILLENNIUM & COPTHORNE HOTELS ("the Group") is an international hotel group operating in 17 countries with a portfolio of 91 hotels.

The Group was listed on the London Stock Exchange in 1996. Based upon the issued and paid-up share capital as at 31 December 2001, the market capitalisation of the Group was approximately £981 million as at the close of trading on 30th May, 2002. For further information see the company website www.millenniumhotels.com.

REPUBLIC HOTELS & RESORTS LIMITED

REPUBLIC HOTELS & RESORTS LIMITED ("RHR") owns and operates the Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang and Millennium Hotel Sirih Jakarta. RHR also owns the Seoul Hilton and has an interest in The Heritage Hotel Manila and the Tanglin Shopping Centre, Singapore.

RHR (formerly King's Hotel Ltd) was listed on the Singapore Stock Exchange on 24th April 1968. At the date of this Announcement, RHR's issued and paid-up share capital comprises 501,063,912 ordinary shares of S$1.00 each.